Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar Announces Sage Ranch Update

April 6th, 2023	Trading Symbol: Toronto Venture Exchange: GRB US OTC Market: GEBRF

April 6th, 2023 - Newport Beach, CA - Greenbriar Capital Corp. ("Greenbriar") is pleased to announce the following update:

Sage Ranch Water

Greenbriar is providing its project lender all of the final Sage Ranch project documents for the first tranche of its USD $40 million project loan package. Greenbriar expects to start construction a few weeks after the approval of the PDP and permits.

The Water for Sage Ranch is brought up in discussion by some shareholders and is consistently misreported by the Tehachapi News due to their lack of complete information.  As everyone is aware, the Project is mentioned in a pending lawsuit filed by the Tehachapi-Cummings County Water District (District) against the City of Tehachapi (City). Greenbriar has also been engaged in confidential settlement negotiations with the District and the City to try to resolve their dispute out of court. This remains confidential.

The latest Regional Urban Water Management Plan (RUWMP), which the Water District is currently preparing with the City, forecasts sufficient water supply for the Sage Ranch Project.

State law requires preparation and regular updating of such Urban Water Management Plans to evaluate whether projected water supplies will be sufficient to meet demand from existing development and planned future growth over a 20-year horizon. (Water Code § 10610, et seq.)

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Greenbriar understands that the District and the City disagree as to whether the RUWMP also should find the City will have sufficient water to meet varying levels of new demand from growth beyond that of Sage Ranch. The City contends the RUWMP should confirm the City will have sufficient water to serve additional annual growth rates beyond that of Sage Ranch, while the District seems to publicly want a lower growth rate. Even with the District's lower growth rate, there will be sufficient water supplies for the Sage Ranch Project.

The District's fight between the District and the City is very unfortunate and wastes hard earned funds paid for by water users. But the issues go beyond Sage Ranch.  Sage Ranch has adequate water and the City performed a CEQA analysis with documented facts under the law, and according to the unanimous City council approval for Sage Ranch. Even with the Districts public claims for lower growth, Sage Ranch has enough water.

About Greenbriar Capital Corp:

Greenbriar is a leading ESG Alternative Asset developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"
Jeffrey J. Ciachurski

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF